UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                    BOOKHAM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09856E105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 September 22, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 09856E105

1.       Names of Reporting Persons.

         JDS Capital Management, Inc.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) N/A
         (b) N/A


3.       SEC Use Only


4.       Citizenship or Place of Organization

         Delaware

                        5.       Sole Voting Power
                                  7,500,000
Number of
Shares                  6.       Shared Voting Power
Beneficially                       0
Owned by
Each                    7.       Sole Dispositive Power
Reporting                         7,500,000
Person With
                        8.       Shared Dispositive Power
                                   0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         7,500,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         N/A

11.      Percent of Class Represented by Amount in Row (9)
         7.4% (1)

12.      Type of Reporting Person (See Instructions)

         CO

(1) Based on 101,304,417 shares of Common Stock reported by the Issuer to be issued and outstanding as of September 5, 2008 on the Issuer's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commision on Septemebr 17, 2008.

Item 1.
         (a)      Name of Issuer
                  Bookham, Inc. (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices
                  2584 Junction Avenue, San Jose, California,
                  United States, 95134


Item 2.
         (a)      Name of Person Filing

                  JDS Capital Management, Inc. ("JDS")

         (b)      Address of Principal Business Office or, if none, Residence

                  The principal business office of JDS
                  is located at 100 Park Avenue, 17th Floor, New York, NY 10017

         (c)      Citizenship

                  Delaware

         (d)      Title of Class of Securities

                  Common Stock, par value $0.01 per share
                  (the "Common Stock")

         (e)      CUSIP Number

                  09856E105


Item 3. If this statement is filed pursuant to, ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o);

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c);

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c);

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e)      [ ]      An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  7,500,000 shares of Common Stock.

         (b)      Percent of class:

                 7.4%, based on 101,304,417 shares of Common Stock reported by the Issuer to be issued and outstanding as of September 5, 2008 on the Issuer's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commision on Septemebr 17, 2008.

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                           7,500,000
                  (ii)     Shared power to vote or to direct the vote:
                           0
                  (iii)    Sole power to dispose or to direct the disposition
                           of:
                           7,500,000
                  (iv)     Shared power to dispose or to direct the disposition
                           of:
                           0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JDS Capital Management, Inc.

Date October 2, 2008



/s/ Joseph D. Samberg
Joseph D. Samberg, President